UNITED STATES
SECURITIES	AND EXCHANGE COMMISSION
Washington. D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2004
Novogen Limited
(Translation of registrant's name into English)
140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual
reports under cover of Form 20-F or Form 40-F.
Form 20-F v Form 40-F
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934. Yes   No
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
	82- ________________	.1
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
Date 9 January, 2004  By Ronald Lea Erratt Company Secretary

ASX & MEDIA RELEASE
9 FEBRUARY 2004

STUDY AT YALE UNIVERSITY SUPPORTS DEVELOPMENT OF PHENOXODIOL
AS A DRUG TO RESTORE CHEMO-SENSITIVITY IN NON-RESPONSIVE WOMEN
WITH RECURRENT OVARIAN CANCER

Novogen Limiteds subsidiary, Marshall Edwards, Inc.
(LSE AIM: MSH and Nasdaq: MSHL) has just made the following announcement to the London Stock Exchanges Alternative Investment
Market.

(San Diego, Calif. February 9, 2004) Researchers from Yale University School of Medicine reported preliminary results of a dose finding study in women with recurrent ovarian cancer using phenoxodiol, an investigational anti-cancer drug being developed by Marshall Edwards, Inc. (Nasdaq: MSHL; LSE AIM: MSH). This early clinical testing supports the ability of phenoxodiol to act as both an anti cancer agent in its own right and a chemo sensitizing agent that restores responsiveness of ovarian cancer cells to standard chemotherapies.
Phenoxodiol is an investigational drug and has not yet been approved for marketing in the U.S. The data were presented yesterday at the 35th Annual Meeting of the Society of Gynecologic Oncologists.

Phenoxodiol as Monotherapy

The data reflect outcomes from the first 20 of 40 measurable subjects at the first two doses tested in a dosing study
o evaluate the effect of certain doses of phenoxodiol on disease progression and tumor response in women with recurrent disease that has become unresponsive to standard chemotherapy. According to the Yale researchers, of the 20 subjects who s tarted the drug course, 13 were able to finish a three-month cycle, and five of the 20 subjects (25 percent) were considered to have had disease stabilization.
All patients ultimately showed disease progression.
However, no toxicity was attributed to phenoxodiol at the two dosing levels reported at this time. Complete data from this study is not yet available according to the Yale researchers, and will be presented at a later date.

While pre clinical studies of phenoxodiol have shown the ability to stop ovarian cancer growth in animals in its own right, the Yale researchers and the drugs developer, Marshall Edwards, Inc., are developing the drug in late stage ovarian cancer as a chemo sensitizer, restoring the sensitivity of the cancer cells to the cytotoxic action of standard chemotherapeutic drugs, in the expectation that that form of usage would deliver a greater anti tumor effect in such advanced cases of cancer.

Patients received phenoxodiol twice a week, which is how we believe it will be used in combinational therapy, said principal investigator Thomas Rutherford, M.D., Associate Professor of Gynecology and Reproductive
Sciences. We did not expect to see a major anti tumor effect when used at this dose, so it is encouraging to see an apparent 25 percent stability rate in such unresponsive cancers. These results give us confidence in the potential use of phenoxodiol for the treatment of ovarian cancer. We are highly encouraged by this outcome.

Phenoxodiol with Subsequent Chemotherapy

In an interim analysis of the entire study of 40 patients, where the Yale researchers focused on paclitaxel challenged patients, the researchers observed that eight of nine patients who were treated with paclitaxel following completion of the phenoxodiol trial showed marked, declining levels of CA125, a tumor marker for ovarian cancer. Four of these patients had previously been defined as paclitaxel resistant.

This is a preliminary finding only, but one that
we find highly encouraging because it supports in humans
what we saw in the laboratory    that phenoxodiol is a
powerful chemo sensitizer, said Gil Mor MD, PhD, Associate Professor and a co-investigator in the study.
Our experience is that few patients respond to follow-up therapy with taxanes once they have developed chemo resistance, so to see this result is very encouraging.

Pre clinical studies in cells and in animals showed that phenoxodiol was able to induce in chemo resistant ovarian cancer cells susceptibility to being killed by extremely low doses of standard drugs such as cisplatin and paclitaxel.

Dr. Graham Kelly, Executive Chairman of Marshall Edwards,
Inc., said, We will be commencing a formal combinational study in ovarian cancer patients within the next couple of months. That will be the first time that we will have had the opportunity to use the drug the way that we believe it should be used. The current study has been useful in demonstrating the benefit of low doses of phenoxodiol, and we will be using the same low dose that has shown such promise in the current study.

According to the Ovarian Cancer National Alliance, ovarian cancer is the deadliest of the gynecologic cancers, and is the fifth leading cause of cancer death among U.S. women. Currently, 50 percent of the women diagnosed with ovarian cancer die from it within five years, largely because the cancer ultimately develops resistance to standard anti cancer therapies.

Marshall Edwards, Inc., is developing phenoxodiol both as a monotherapy for the treatment of early stage cancers (e.g. cervical, vaginal and prostatic adenocarcinomas) and as a chemo sensitizer in combinational therapy for late stage cancers (e.g. ovarian, prostate, renal, pancreatic carcinomas).
Marshall Edwards, Inc., manages its international research and development programs using the expertise and clinical research capabilities of universities and hospitals in the U.S., Australia and Europe.
Marshall Edwards, Inc., has licensed rights to bring phenoxodiol to market globally from its parent company, Novogen Limited. (Nasdaq: NVGN). Novogen is developing a range of therapeutics across the fields of oncology, cardiovascular disease and inflammatory diseases based on its phenolic drug technology platform.
More information on phenoxodiol and on the Novogen group of companies can be found at www.marshalledwardsinc.com and www.novogen.com.

Statements included in this press release that are not historical in nature are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.
You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on managements current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions;
the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.


CONTACT: US-Australia: Mr. Christopher Naughton,
President and CEO of Marshall Edwards, Inc., + 61.2.9878 0088